

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Antonio M. Perez
Chairman and Chief Executive Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

    Re: **Eastman Kodak Company**
           Form 10-K for the fiscal year ended December 31, 2011
           Filed February 29, 2012
           File No. 001-00087

Dear Mr. Perez:

We have reviewed your response letter dated April 27, 2012 and related filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page

Critical Accounting Policies and Estimates, page 25

1.   Consistent with the information provided in your responses to prior comments 2-9, beginning with your next Form 10-Q, please revise future filings to include a more detailed discussion that explains your critical accounting policies and estimates and significant changes therein regarding the following:

- Changes in estimates for assets' useful lives
- Valuations for goodwill impairment
- Realization of deferred tax assets
- Determination of the expected return on assets underlying your pension plans

You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director